July 26, 2006

VIA LIVEDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Ms. Linda van Doom
Senior Assistant Chief Accountant

Re:	New Century Financial Corporation

Form 10-K for the year ended December 31, 2005

Filed March 16, 2006

File No. 001-32314

Ladies and Gentlemen:

This letter is submitted by New Century Financial Corporation, a Maryland corporation (the “Company”), in connection with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, which was initially filed with the Securities and Exchange Commission on March 16, 2006 (the “2005 10-K”). Unless indicated otherwise, page numbers in the Company’s responses to the Staff’s comments refer to pages in the 2005 10-K and capitalized words used without definition are used as defined in the 2005 10-K.

The remainder of this letter responds to the comments in the Staff’s letter delivered to the Company on June 28, 2006. The Company’s responses below are numbered to correspond to the numbered paragraphs in the Staff’s letter. For your convenience, we repeat in bold italics each of the Staff’s comments prior to each response.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 54

1.	We note the following trends during 2005:

•	The company had $80.2 million of mortgage loans held for sale on non accrual status versus $23.4 million on non accrual status at December 31, 2004, an increase of 243%. Refer to page F-24.

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•	The company had $666.6 million of mortgage loans held for investment on non accrual status versus $179.2 million at December 31, 2004, an increase of 272%. Refer to page F-26.

•	The company uses a qualifying interest rate that is equal to the initial interest rate on the loan to determine the applicant’s ability to repay an adjustable-rate loan.

•	For interest-only adjustable rate mortgage loans the company generally uses the initial interest-only payment for determining the borrower’s repayment ability. Refer to page 9.

•	Originations of interest-only loans were 31% of total loan originations during 2005 versus 19% of originations in 2004, a considerable increase as noted by the company. Refer to page 58.

•	In the fourth quarter of 2005 the company changed its product design to provide for an interest-only payment period for at least the first five years following origination. Previously under most of these interest-only mortgage loans the interest only period extended for only the first two or three years. Refer to page F-26.

•	While the allowance for losses for mortgage loans held for investment increased during 2005 by approximately $108 million or 120%, the charge offs during the period increased $26 million or 415%. Refer to pages F-26 and F27.

Given the above as well as the increasing interest rate environment, please clarify to us what consideration you gave to discussing in Management’s Discussion and Analysis the unfavorable trends and effect on future operating results including expected increases in loan loss provision. Refer to Item 303(a)(3)(ii) of Regulation S-K. In addition, please clarify to us how these trends were considered in the assessment of the adequacy of the loan loss provision.

Item 303(a)(3)(ii) of Regulation S-K

The Company acknowledges the information noted by the Staff; however, the Company believes that the information should be considered in the context of other relevant information before determining whether a trend will have a material effect on its operating results. In particular, the Company considered the following background information:

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Information Noted in First, Second and Seventh Bullets. The Company expects that the amount of mortgage loans on non-accrual status will change, from time to time, depending on a number of factors, including the growth or decline of the portfolio, the maturity of the portfolio, the number and dollar value of problem loans that are recognized and resolved through collections, the amount of loan sales and the amount of charge-offs. Moreover, the performance of any mortgage loan can be affected by external factors, such as economic and employment conditions, or factors related to a particular borrower. In that regard, please note the information in the following table:

	December 31, 2005		December 31, 2004
	Principal	% of Principal	Principal	% of Principal
Mortgage loans held for investment:

Current	15,231,245	93.95%	12,873,211	97.75%

Delinquent 30-60 (excluding non-accrual)	314,416	1.94%	117,145	0.89%
Non-accrual	666,563	4.11%	179,239	1.36%

Total	$16,212,224	100.00%	$13,169,595	100.00%

Allowance for losses on mortgage loans held for investment:	198,131	1.23%	90,227	0.69%
Charge-offs	32,329	0.20%	6,274	0.05%

Mortgage loans held for investment by product type:
Fixed		28%		32%
Arm		50%		51%
Interest only		22%		17%

Mortgage loans held for sale:
Current	7,699,132	98.51%	3,855,061	99.25%

Delinquent 30-60 (excluding non-accrual)	35,891	0.46%	5,769	0.15%
Non-accrual	80,179	1.03%	23,362	0.60%

Total	$7,815,202	100.00%	$3,884,192	100.00%

Mortgage loans held for sale by product type:
Fixed		34%		25%
Arm		51%		57%
Interest only		15%		18%

The foregoing period-to-period presentation reflects trends not inconsistent with the Company’s initial expectations.

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Information Noted in Third and Fourth Bullets. The Company currently uses the initial interest rate on the mortgage loan to determine an applicant’s ability to repay adjustable-rate, interest-only mortgage loans because many of the Company’s mortgage loans have period and lifetime interest rate caps. In addition, the Company describes on pages 8 and 9 the underwriting guidelines applied and credit characteristics required in the origination of the interest-only product, which emphasize the importance of a borrower’s credit history. Moreover, the Company typically offers adjustable-rate, interest-only mortgage loans to its higher credit quality borrowers. The Company also discloses to investors some of the material risks related to the adjustable-rate, interest-only product on pages 35 and 36.

Information Noted in Fifth and Sixth Bullets. The Staff notes an increase in interest-only originations and the use of the new five year interest-only loan product. The Company’s introduction of the five-year interest-only product was driven primarily by the competitive environment (after the development of the same product by many of the Company’s competitors) and not as a result of the Company’s concerns over the credit performance of shorter-term products. The Company believes that its relative volume of interest-only originations is generally consistent with other similarly-situated mortgage loan originators in the Company’s industry. At the same time, the Company describes on page 58 new products that the Company is offering to reduce its reliance on the interest-only product and indicates that those new product offerings have successfully allowed the Company to reduce its reliance on the interest-only product. In fact, the Company’s interest-only product accounted for only 22.4% of its total loan production for the fourth quarter of 2005.

In light of the information noted above and other information, including the current economic and employment environment, the Company has taken actions to seek to increase its profitability and to reduce the volume of interest-only mortgage loans that it originates. See page 56 for a discussion of the efforts to maintain or expand overall operating margins, and page 58 for a discussion of strategies to reduce the volume of the interest-only product. However, the Company concluded prior to filing the 2005 10-K that specific disclosure regarding the expected unfavorable effects on future operating results was not necessary because the Company believed that the expected effects were implicit in the information disclosed in the 2005 10-K and the current environment and that the expected effects were not likely to be material. In particular, the Company believed that investors expect the relative amount of mortgage loans on non-accrual status to increase as the portfolio grows and matures, or seasons, and the Company increases its allowance for loan losses. Moreover, the Company believed that the expected near-term effects on the Company’s operating results would not likely be noteworthy. In the near term, the Company expects to disclose its operating results for the first six months of 2006, which demonstrates in hindsight that the trends known prior to the filing of the 2005 10-K did not have a material effect on the Company’s operating results. In addition, the Company believed that investors expect the Company to originate, in a manner consistent with its strict underwriting guidelines and credit characteristics, the types and volume of mortgage loan products (including interest-only mortgage loans) that its competitors originate. When filing the 2005 10-K, the Company did not believe that the type and volume of the different mortgage loan

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products within its total loan production would have a material unfavorable effect on its operating results. In fact, the Company disclosed on page 58 that the credit performance of its interest-only portfolio continues to outperform its expectations.

In summary, the Company believed that the expectations of investors regarding the operating results of companies in its industry, together with disclosure made by the Company in the 2005 10-K, provided investors with an adequate assessment of the known trends that will have a material impact on the operating results of the Company. However, the Company is continuing to review its prior conclusions based on new information and there can be no assurance that the Company will come to the same conclusions in the future. Nevertheless, in view of the Staff’s observations on the subject, the Company intends to expand its disclosure of known trends in future filings.

Loan Loss Provision for Mortgage Loans Held for Investment.

For mortgage loans held for investment, the Company establishes an allowance for loan losses based on its estimate of losses inherent and probable as of the balance sheet date. The Company charges off uncollectible loans at the time of liquidation. Subsequently, the Company evaluates the adequacy of this allowance each quarter, giving consideration to factors such as the current performance of the loans, credit characteristics of the portfolio, the value of the underlying collateral and the general economic environment. In order to estimate an appropriate allowance for losses on loans held for investment, the Company estimates losses using “static pooling,” which stratifies the loans held for investment into separately identified vintage pools. Using historic experience and taking into consideration the factors above, the Company estimates an allowance for credit losses, which the Company believes is adequate for inherent and probable losses in the portfolio of mortgage loans held for investment. The Company charges the loss provision to its consolidated statement of income and charges losses incurred on mortgage loans held for investment to the allowance.

As a portfolio of mortgage loans held for investment seasons, the Company expects that certain loans will become uncollectible. In addition, as the size of the portfolio increases, the Company expects that the number of uncollectible mortgage loans, and related charge-offs, will increase. As a result of these expectations, the information noted by the Staff and the current economic environment, the Company increased its allowance for losses on mortgage loans held for investment as a percentage of mortgage loans held for investment from approximately 0.73% at December 31, 2004 of the unpaid principal balance of the loans to 1.22% for the same period in 2005. While the Company charged off $26.0 million more mortgage loans in 2005 than it charged off in 2004, the Company added $69.9 million to the allowance in 2005 and increased its ending balance at December 31, 2005 to $198.1 million, which is $107.9 million more than the ending balance at December 31, 2004.

Lower of Cost or Market for Mortgage Loans Held for Sale.

As described in Note (1)(g) Summary of Significant Accounting Policies – Mortgage Loans Held for Sale, the Company records mortgage loans held for sale at the lower of cost or market. Accordingly, the impact of credit deterioration, if any, is reflected in the financial statements of the Company.

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Note (1) Summary of Significant Accounting Policies

(u) Investment in Carrington, page F-20

2.	Please clarify to us and in future filings disclose how the change in ownership of Carrington as a result of Carrington’s raising of additional capital was accounted for. In addition, please address the other disclosures specified by SAB Topic 5H, Question 6.

Background

Carrington Mortgage Credit Fund I, LP (“Carrington LP”) acquires individual and pooled single-family residential sub-prime loans and securitizes and sells the loans in transactions structured as sales. Carrington LP retains interests in its securitizations and separately acquires additional assets (including regular and residual interests, whole loans, participation certificates, grantor trust and trust certificates, warehousing and servicing interests) in either the primary or secondary markets.

In the first quarter of 2004, the Company invested $25 million in Carrington LP. Until December 2004, the Company was the sole limited partner in Carrington LP (with capital at risk in excess of 98%); thereafter, Carrington LP was reorganized into a “master/feeder” structure and accepted investments of more than $44 million from third parties. As a result, the Company’s interest in Carrington LP was reduced to 38.4% at December 31, 2004. Since that time, Carrington LP has continued to accept additional investments from third parties and, at December 31, 2005, the Company’s interest in Carrington LP was 6.8%. At the end of each quarter, the Company has the right to cause Carrington LP to redeem its interest in Carrington LP.

Accounting Treatment

Prior to the investments by third parties in Carrington LP in the fourth quarter 2004, Carrington LP was consolidated with the Company’s financial statements due to the Company’s significant ownership position in the entity and based on the Company’s assessment of Financial Accounting Standards Board, or FASB, Interpretation 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46”), which was subsequently amended in December 2003 by FIN 46R.

As a result of the investment by third parties in Carrington LP in December 2004, the Company held less than a majority interest in Carrington LP and de-consolidated Carrington LP. The interests issued by Carrington LP in December 2004 and thereafter were not issued at a significant premium or discount to the Company’s carrying value of its interest in Carrington LP. Accordingly, at December 31, 2004 and subsequent thereto, the Company has not recognized any gain or loss associated with the additional issuances of ownership interests by Carrington LP.

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In response to the Staff’s request, the Company will disclose in future filings the accounting treatment applicable to the change in the ownership of Carrington LP as a result of its capital raising activities as follows:

In the first quarter of 2004, the Company invested $25 million in Carrington Mortgage Credit Fund I, LP (“Carrington”). Carrington acquires individual and pooled single-family residential sub-prime loans and securitizes them in transactions with third parties. Given the Company’s majority interest in Carrington, the Company consolidated Carrington’s results in its financial statements for financial reporting purposes through September 30, 2004. In the fourth quarter of 2004, Carrington raised additional capital, reducing the Company’s interest to 38.4%. Accordingly, the Company de-consolidated Carrington, and accounted for its interests in the entity using the equity method of accounting. As a result of additional capital raising activities by Carrington, the Company’s ownership position is less than 7% as of December 31, 2005.

The interests issued by Carrington as part of its capital raising activities were issued at an amount substantially similar to the carrying value of the Company’s interest. Consequently, the Company did not recognize any gain or loss as a result of the capital raising activities of Carrington. The carrying value of the Company’s equity investment in Carrington is $39.7 million.

Note (4) Residual Interests in Securitizations, page F-27

3.	Please advise us and revise your disclosure in future filings to explain the form of residual interest that you retain in your securitization transactions referenced here, how such interests are initially and subsequently valued and how you characterize and define these residual interests disclosed in this note. In this regard, please clarify the individual components of your residual interests, such as retained interests or interest-only strips, and how you account for such residual interests in accordance with SFAS 115. Refer to paragraph 14 of SFAS 140. Finally, please tell us what consideration you have to the disclosures specified by paragraphs 17(e)(3) and 17(f)(3) of SFAS 140.

Background

As part of the Company’s off-balance sheet securitizations and/or sales of mortgage loans, the Company typically retains the following interests: (i) the over-collateralization asset, which is additional collateral included in a securitization structure for benefit of the investors of the structure (“OC”); (ii) the net interest receivable, which is described below (“NIR”); and (iii)

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in certain circumstances, the servicing asset (collectively, the “retained interests”). The NIR represents the Company’s residual interest in the payments on securitized loans and is carried at the discounted estimated cash flows the Company expects to receive in the future as a result of this interest. The excess of the cash received and the assets retained over the carrying value of the loans sold, less transaction costs, equals the net gain on sale of mortgage loans recorded by the Company.

In certain circumstances, the Company will further sell a portion of its residual interests in net interest margin securities (“NIMS”) structure. A NIMS transaction is generally structured without recourse to the Company (other than standard representations and warranties) and allows the Company to monetize its NIR or OC interests. These transactions may result in gain or loss depending on the consideration received in exchange for the residual interests.

The Company typically sells its mortgage loans with servicing released, except for mortgage loans sold to Carrington LP. The gross balance of retained servicing rights at December 31, 2005 was $69.3 million, $24.5 million of which were sold in the first quarter of 2006. After giving effect to the first quarter sale, the value of the remaining servicing rights was $44.8 million, or 0.2% of the total assets of the Company as of December 31, 2005, and thus are not considered material to the Company by management.

Accounting Treatment

The Company allocates its basis in the mortgage loans and retained interests between the portion of the assets sold (typically mortgage loans) and the portion retained based on the relative fair values of those portions on the date of sale. NIR and OC assets are subsequently carried at estimated fair value and accounted for as “held-for-trading” securities as permitted by paragraph 14 of FAS 140. The Company is not aware of an active market for the purchase or sale of NIR or OC assets and, accordingly, it determines the estimated fair value of the NIR and OC by discounting the expected cash flows released from the transactions (the cash out method) using a discount rate commensurate with the risks involved. The Company currently utilizes a discount rate of 12.0% for estimated cash flows released from mortgage loan securitizations and 14.0% for estimated cash flows released from NIMS transactions.

In future filings, the Company will provide a more specific description of its retained interests, similar to the description above under the heading “Background”. In addition, the Company will further refine such disclosures to make it clear the retained interests are accounted for as trading securities pursuant to paragraph 12(a) of SFAS 115 and paragraph 14 of SFAS 140.

At the same time, the Company advises the Staff of Note (1)(j) Summary of Significant Accounting Policies – Residual Interests in Securitizations, which describes its valuation methodology in accordance with SFAS 140 (including the disclosures required by paragraph 17(f)(3) under SFAS 140). In particular, please note the following:

•	Page F-14

“… In determining the value of the Residuals, the Company estimates the future rate of prepayments, prepayment penalties it will receive, delinquencies, defaults and default loss severity as they affect the amount and timing of the estimated cash flows… .”

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•	Page F-15

“… The performance of the loans in the trusts will impact the Company’s ability to realize the current estimated fair value of these residual assets… .

“…In determining the value of the Residuals, the Company estimates the future rate of prepayments, prepayment penalties that it will receive, delinquencies, defaults and default loss severity as they affect the amount and timing of the estimated cash flows. The Company estimates average cumulative losses as a percentage of the original principal balance of the mortgage loans of 1.75% to 4.86% for adjustable-rate securities and 1.45% to 5.30% for fixed-rate securities. These estimates are based on historical loss data for the loans, the specific characteristics of the loans, and the general economic environment. While the range of estimated cumulative pool losses is fairly broad, the weighted average cumulative pool loss estimate for the entire portfolio of residual assets was 3.72% at December 31, 2005 and 3.87% at December 31, 2004. The Company estimates prepayments by evaluating historical prepayment performance of its loans and the impact of current trends. The Company uses a prepayment curve to estimate the prepayment characteristics of the mortgage loans. The rate of increase, duration, severity, and decrease of the curve depends on the age and nature of the mortgage loans, primarily whether the mortgage loans are fixed or adjustable and the interest rate adjustment characteristics of the mortgage loans (6-month, 1-year, 2-year, 3-year, or 5-year adjustment periods). These prepayment curve and default estimates have resulted in weighted average lives of between 2.29 to 2.60 years for the Company’s adjustable-rate securities and 2.33 to 3.54 years for its fixed-rate securities… .”

In addition, the Company advises the Staff of Note (4) Residual Interests in Securitizations, which describes the discount rates used to value the interests. In particular, the Company indicates that the discount rates are 12.0% on the estimated cash flows released from the OC Account to value the Residuals through securitization transactions and 14.0% on the estimated cash flows released from the Trust to value Residuals through NIMS transactions.

As the Company releases substantially all servicing rights relative to its residual interests in securitizations, the provisions of paragraph 17(e)(3) SFAS 140 do not appear applicable. The Company will refine its disclosure in the relevant footnotes of future filings to make it clear that it has not retained any servicing assets or liabilities related to these transactions.

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Note (5) Mortgage Servicing Assets, page F-29

4.	Tell us what consideration you gave to providing the sensitivity analysis for servicing assets as required by paragraph 17(g)(3) of SFAS 140.

Prior to filing the 2005 10-K with the Securities and Exchange Commission, the Company considered whether it should include a sensitivity analysis prepared in accordance with paragraph 17(g)(3) of SFAS 140 for its servicing assets. In the final analysis, the Company did not include the sensitivity analysis because the Company believes that the results of the analysis were not meaningful to an investor’s understanding of the Company’s core business and because the servicing assets are not material to the Company.

For the year ended December 31, 2005, the Company sold $41.8 billion of its whole loans, $35.5 billion (or 85%) of which were sold on a servicing released basis and only $6.3 billion (or 15%) of which were sold on a servicing retained basis. Based on the then-current facts and circumstances, the Company regularly analyzes the retained mortgage servicing rights for impairment or other valuation issues in accordance with paragraph 17(g)(3) of SFAS 140. An analysis of the retained rights at December 31, 2005 detected no material impairment or valuation issues.

The Company values servicing rights based on their relative fair values in accordance with paragraph 10(b) of SFAS 140. The gross balance of servicing rights at December 31, 2005 was $69.3 million, $24.5 million of which were sold in the first quarter of 2006. After giving effect to the first quarter sale, the value of the remaining servicing rights was $44.8 million, or 0.2% of the total assets of the Company as of December 31, 2005. The remaining amount of the retained rights were not material to the Company.

*        *        *

The Company hereby acknowledges that (i) the actions of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in reviewing and commenting on the 2005 10-K, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff comments, and changes to disclosure in the 2005 10-K in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) the Company may not assert the Staff’s review of the 2005 10-K as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (949) 440-7030.

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Thank you.

Respectfully submitted,

/s/ Patti M. Dodge
Patti M. Dodge

cc:	Mr. Josh S. Forgione — Via Facsimile

Stergios Theolodiges, Esq.